

Third Quarter Report – 2003

Totally Driven

Third Quarter Report

To the Shareholders of Magna International Inc.

[Unaudited]
[United States dollars in millions, except per share figures]

	THREE MONTHS ENDED		NINE MONTHS ENDED	
	Sept 30, 2003	Sept 30, 2002	**Sept 30, 2003**	Sept 30, 2002
Sales[2]	$ **3,566**	$ 2,962	$ **10,722**	$ 8,979
Net income[1]	$ **48**	$ 132	$ **384**	$ 444
Net income from continuing operations[1][2]	$ **122**	$ 138	$ **451**	$ 446
Net income from operations[3]	$ **122**	$ 117	$ **458**	$ 440
Diluted earnings per share[1]	$ **0.44**	$ 1.40	$ **3.84**	$ 4.74
Diluted earnings per share from continuing operations[1][2]	$ **1.21**	$ 1.46	$ **4.54**	$ 4.76
Diluted earnings per share from operations[3]	$ **1.22**	$ 1.24	$ **4.62**	$ 4.69

(1) Net income, net income from continuing operations, diluted earnings per share and diluted earnings per share from continuing operations have been prepared in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"].

(2) Sales, net income from continuing operations and diluted earnings per share from continuing operations reflect the disclosure of Magna Entertainment Corp. ("MEC") as discontinued operations until August 29, 2003. On September 2, 2003, the Company distributed 100% of the Class A Subordinate Voting and Class B Shares of MI Developments Inc. to the Company's shareholders of record as of the close of business on August 29, 2003.

(3) The Company measures and presents net income from operations and diluted earnings per share from operations because they are measures that are widely used by analysts and investors in evaluating the operating performance of the Company. However, net income from operations and diluted earnings per share from operations do not have any standardized meaning under Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Net income from operations and diluted earnings per share from operations are based on net income and diluted earnings per share as prepared in accordance with Canadian GAAP with the following adjustments:

	For the three months ended Sept 30,		For the nine months ended Sept 30,	
	2003	2002	**2003**	2002
Net income as reported	$ **48**	$ 132	$ **384**	$ 444
Exclude: Other loss (income)	**6**	(15)	**6**	(15)
Other loss included in discontinued operations	**68**	–	**68**	11
Net income from operations	$ **122**	$ 117	$ **458**	$ 440
Diluted earnings per share as reported	$ **0.44**	$ 1.40	$ **3.84**	$ 4.74
Exclude: Other loss (income)	**0.06**	(0.16)	**0.06**	(0.16)
Other loss included in discontinued operations	**0.72**	–	**0.72**	0.11
Diluted earnings per share from operations	$ **1.22**	$ 1.24	$ **4.62**	$ 4.69

Diluted earnings per share from operations for the nine months ended September 30, 2003 is calculated using 96.1 million shares (2002 – 90.7 million). Diluted earnings per share from operations for the third quarter of 2003 is calculated using 96.5 million shares (2002 – 90.7 million).

For more information see notes 2, 3 and 4 to the Third Quarter Consolidated Financial Statements attached.

HIGHLIGHTS

The Company posted sales of $3.6 billion and $10.7 billion for the third quarter and nine months ended September 30, 2003, increases of 20% and 19% over the comparable periods ended September 30, 2002. The higher sales level in the third quarter of 2003 reflects increases of 22% in North American content per vehicle and 42% in European content per vehicle over the comparable quarter in 2002. The increase in North American content per vehicle for the quarter ended September 30, 2003 was largely attributable to new product launches, the strengthening of the Canadian dollar against the U.S. dollar and acquisitions completed subsequent to the third quarter of 2002. The increase in European content per vehicle for the quarter ended September 30, 2003 was largely attributable to new product launches, the strengthening of the euro and British pound against the U.S. dollar and acquisitions completed subsequent to the third quarter of 2002. During the third quarter of 2003, North American vehicle production declined approximately 5% and European vehicle production increased approximately 2% from the comparable quarter.

The Company earned net income from operations[4] for the third quarter ended September 30, 2003 of $122 million, representing an increase over the comparable quarter of 4% or $5 million. The Company earned net income from operations[4] for the nine months ended September 30, 2003 of $458 million, representing an increase over the nine months ended September 30, 2002 of 4% or $18 million. Net income and net income from continuing operations for the third quarter ended September 30, 2003 were $48 million and $122 million, respectively. Net income and net income from continuing operations for the nine months ended September 30, 2003 were $384 million and $451 million, respectively.

Diluted earnings per share from operations[4] were $1.22 for the third quarter ended September 30, 2003, compared to $1.24 for the quarter ended September 30, 2002. Diluted earnings per share and diluted earnings per share from continuing operations for the third quarter ended September 30, 2003 were $0.44 and $1.21, respectively. Diluted earnings per share from operations[4] for the third quarter of 2003 reflects an increase in net income offset by a higher average number of diluted shares outstanding, substantially due to the Donnelly acquisition, which added approximately 5.2 million shares in the fourth quarter of 2002. Diluted earnings per share from operations[4] were $4.62 for the nine months ended September 30, 2003, compared to $4.69 for the nine months ended September 30, 2002. Diluted earnings per share and diluted earnings per share from continuing operations for the nine months ended September 30, 2003 were $3.84 and $4.54, respectively.

The Company generated cash from operations before changes in non-cash working capital and deferred revenue of $310 million and invested $391 million in non-cash working capital in the third quarter of 2003. Total investment activities for the third quarter of 2003 were $249 million, including $188 million in automotive fixed assets, $8 million to purchase subsidiaries, and a $53 million increase in other assets.

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[4] See footnote 3 on page 1

DIVIDENDS

In accordance with Magna's Corporate Constitution, the Board of Directors declared a dividend of $0.34 per share on the outstanding Class A Subordinate Voting Shares and Class B Shares in respect of the quarter ended September 30, 2003. The dividend is payable on December 15, 2003 to shareholders of record on November 28, 2003.

OUTLOOK

We reported strong third quarter results, despite lower vehicle production in North America and costs to support the heavy program launch activity ongoing in both North America and Europe. We continue to focus on the execution of successful launches, including the all-new BMW X3 currently underway at Magna Steyr.

So far this year, we have been awarded a significant amount of new contracts from our OEM customers, across all of our product groups. This new business will ensure continued growth in sales for Magna into the future.

Included in the program awards discussed above are contracts with the Asian-based OEMs, specifically Toyota, Honda and Nissan. A key priority for Magna is to accelerate new business awards with these important customers.

We announced during the Tokyo Motor Show in October the opening of a new Customer Support Centre in Tokyo. The Customer Support Centre will further support our customers in Japan by providing engineering and program management expertise, and will initially employ up to 40 engineers, program managers and sales representatives.

Magna continues to have one of the strongest balance sheets in the industry, with a debt to capitalization ratio of 11% and cash reserves of approximately $1.1 billion dollars. Despite a challenging industry environment, including ongoing price pressures from our customers, we remain in a strong position, both financially and operationally, to capitalize on new opportunities for continued short-term and long-term growth.

(signed) Belinda Stronach
President and Chief Executive Officer

Magna International Inc.

Management's Discussion and Analysis of Results of Operations and Financial Position

For the three and nine month periods ended September 30, 2003

All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Magna International Inc. ("Magna" or the "Company") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and content per vehicle, unless otherwise noted. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2003 and the audited consolidated financial statements for the year ended December 31, 2002, which are both prepared in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"].

OVERVIEW

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive components, assemblies, modules and systems, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna supplies its products and services through the following global product groups:

Public Subsidiaries
- Decoma International Inc. ("Decoma") – exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components
- Intier Automotive Inc. ("Intier") – interior and closure components, systems and modules
- Tesma International Inc. ("Tesma") – powertrain (engine, transmission, and fuel) components, modules and systems

Wholly Owned Subsidiaries
- Magna Steyr – complete vehicle engineering and assembly of low volume derivative, niche and other vehicles and complete drivetrain technologies
- Cosma International – stamped, hydroformed and welded metal body and chassis components, systems, assemblies and modules
- Magna Donnelly – exterior and interior mirror, lighting and engineered glass systems, including advanced electronics

HIGHLIGHTS

During the third quarter ended September 30, 2003, Magna posted strong financial results, including:
- Third quarter sales of $3.6 billion;
- Operating income of $216 million;
- Net income from operations[1] of $122 million; and
- Diluted earnings per share from operations[1] of $1.22.

On August 19, 2003, Magna shareholders approved the distribution of 100% of the outstanding shares of MI Developments Inc. ["MID"] to its shareholders. MID owns substantially all of Magna's automotive real estate and the Company's former controlling interest in Magna Entertainment Corp. ["MEC"]. On September 2, 2003, the Company distributed 100% of MID's Class A Subordinate Voting and Class B Shares to the Company's shareholders of record as of the close of business on August 29, 2003 and, as a result, no longer has any ownership interest in MID or MEC.

As required by recent amendments to The Canadian Institute of Chartered Accountants ["CICA"] Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ["CICA 3475"], the Company recognized a non-cash impairment loss at the date of the MID distribution equal to the excess of the Company's carrying value of the distributed assets over their fair values on the distribution date. The Company recorded impairment losses of $68 million related to MEC and $6 million related to certain real estate properties of MID. The impairment evaluation was completed on an individual asset basis for the real estate properties of MID and based on an assessment of the fair value of MID's controlling interest in MEC.

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[1] See footnote 3 on page 1

In accordance with CICA 3475, the financial results of MEC have been disclosed as discontinued operations until August 29, 2003. However, because Magna and its operating subsidiaries continue to occupy their facilities under long-term leases with MID, the operations of the real estate business of MID cannot be reflected as discontinued operations. Therefore, the results of the real estate business are disclosed in continuing operations in the consolidated financial statements until August 29, 2003.

On August 6, 2003, the Company announced that the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") accepted notices of the Company's intention to purchase for cancellation and/or for purposes of its long-term retention (restricted share) program up to 3,000,000 of its Class A Subordinate Voting Shares, representing less than 5% of the Company's issued and outstanding Class A Subordinate Voting Shares, pursuant to a normal course issuer bid effected through the facilities of the TSX and NYSE. All purchases of Class A Subordinate Voting Shares are made at the market price at the time of purchase in accordance with the by-laws, rules and policies of the TSX and the NYSE, subject to a maximum aggregate expenditure of $200 million. The actual number of Class A Subordinate Voting Shares and the timing of any purchases are determined by the Company. The Company will not purchase any of its Class B Shares pursuant to the bid. During the three months ended September 30, 2003, a subsidiary of the Company purchased 75,356 Magna Class A Subordinate Voting Shares for cash consideration of $5 million, which were then awarded on a restricted basis to three executives. The Company had previously initiated a normal course issuer bid on August 12, 2002, which expired on August 11, 2003. Under this prior bid, the Company purchased for cancellation during the third quarter ended September 30, 2002, an aggregate of 33,900 Class A Subordinate Voting Shares for cash consideration of approximately $2 million.

2003 OUTLOOK

Given its operational and financial strengths, including one of the strongest balance sheets in the industry, Magna is well positioned to capitalize on industry trends and to continue to grow its average content per vehicle in both North America and Europe.

For the fourth quarter of 2003, the Company expects average dollar content per vehicle to range between $560 and $575 in North America and between $390 and $410 in Europe. In addition, the Company has assumed that fourth quarter 2003 vehicle production volumes will be approximately 3.9 million units in North America and 3.7 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, current exchange rates, the above volume assumptions and anticipated tooling, engineering and other sales, Magna expects its automotive sales for the fourth quarter of 2003 to be between $4.0 billion and $4.2 billion. The Company expects diluted earnings per share from operations[2] to be in the range of $1.50 to $1.70.

The Company expects full year 2003 average dollar content per vehicle to range between $515 and $520 in North America and between $320 and $325 in Europe. Further, the Company has assumed 2003 vehicle production volumes will be approximately 15.9 million units in North America and approximately 16.0 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, current exchange rates, the above volume assumptions and anticipated tooling, engineering and other sales, Magna expects its automotive sales for the full year 2003 to range from $14.6 billion to $14.9 billion, compared to 2002 automotive sales of $12.4 billion, and diluted earnings per share from operations[2] for 2003 to be in the range of $6.12 to $6.32. In addition, the Company expects that full year 2003 spending for automotive fixed assets will be approximately $800 million, compared to $791 million in 2002.

The 2003 outlook above excludes the potential effects, if any, of the Company's impairment review associated with the CICA Handbook Sections 3062 and 3063 related to Goodwill and Other Intangible Assets and Impairment of Long-lived Assets, respectively.

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[2] Diluted earnings per share from operations is based on net income and diluted earnings per share as prepared in accordance with Canadian GAAP. Diluted earnings per share from operations for the fourth quarter of 2003 is not expected to include any adjustments from diluted earnings per share. Diluted earnings per share from operations for the full year 2003 is expected to include only the adjustments reflected in the nine months ended September 30, 2003. See footnote 3 on page 1.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months ended Sept 30,			For the nine months ended Sept 30,		
	2003	2002	Change	**2003**	2002	Change
1 Canadian dollar equals U.S. dollars	**0.725**	0.640	+13%	**0.701**	0.637	+10%
1 Euro equals U.S. dollars	**1.124**	0.984	+14%	**1.112**	0.927	+20%
1 British pound equals U.S. dollars	**1.609**	1.549	+ 4%	**1.611**	1.479	+ 9%

The preceding table reflects the average foreign exchange rates between the most common currencies in which Magna conducts business and its U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and nine months ended September 30, 2003 impacted the reported U.S. dollar amounts of Magna's sales, expenses and income. Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

RESULTS OF OPERATIONS – FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003

Sales

	For the nine months ended Sept 30,		
	2003	2002	Change
Vehicle Production Volumes *(millions of units)*			
North America	**11.966**	12.458	- 4%
Europe	**12.273**	12.156	+ 1%
Average Dollar Content Per Vehicle			
North America	**$ 506**	$ 423	+20%
Europe	**$ 301**	$ 222	+36%
Sales			
North American Production	**$ 6,049**	$ 5,269	+15%
European Production and Assembly	**3,695**	2,701	+37%
Tooling, Engineering and Other	**978**	1,009	- 3%
Total Sales	**$10,722**	$ 8,979	+19%

Total sales reached a record level for the first nine months of 2003, increasing by 19% compared to the first nine months of 2002.

During the first nine months of 2003, North American Production sales increased by 15% or $780 million over the first nine months of 2002 to $6.0 billion. This increase in production sales reflects a 20% increase in the Company's North American average dollar content per vehicle, which partially relates to the strengthening of the Canadian dollar against the U.S. dollar, offset in part by a 4% decline in North American vehicle production volumes from the first nine months of 2002.

During the first nine months of 2003, European Production and Assembly sales increased by 37% or $994 million over the first nine months of 2002 to $3.7 billion. This increase in production and assembly sales reflects a 36% increase in the Company's European average dollar content per vehicle, which partially relates to the strengthening of the euro and British pound, each against the U.S. dollar, combined with a 1% increase in European vehicle production volumes over the first nine months of 2002.

Tooling, Engineering and Other sales decreased by 3% or $31 million in the first nine months of 2003 to $978 million, reflecting the completion of a number of major contracts during the third quarter of 2002 associated with the significant amount of business that was launched during or subsequent to the third quarter of 2002.

Operating Income

Operating income increased 7%, or $53 million, to a record $782 million in the first nine months of 2003 compared to the first nine months of 2002. The 7% increase in operating income is the result of a higher gross margin generated by higher sales and an increase in net interest income, partially offset by lower equity income and increases in selling, general and administrative spending and depreciation and amortization in the first nine months of 2003.

Net Income From Discontinued Operations – MEC

Net income from discontinued operations consists of the results of the Company's former controlling interest in MEC. As required by CICA 3475, the Company recognized a $68 million non-cash impairment loss at the date of the MID distribution equal to the excess of the Company's carrying value of its investment in MEC over the fair value of MID's controlling interest in MEC on the distribution date. Excluding the impairment loss, the net income from discontinued operations for the first nine months of 2003 was $1 million, compared to a net loss from discontinued operations of $2 million for the first nine months of 2002.

RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

The remaining results of operations discussion in this MD&A focuses on the three months ended September 30, 2003 compared to the three months ended September 30, 2002. For a detailed discussion of the three months ended March 31, 2003 compared to the three months ended March 31, 2002 and of the three months ended June 30, 2003 compared to the three months ended June 30, 2002, refer to the MD&A in Magna's 2003 First Quarter Report and Second Quarter Report, respectively.

Sales

	For the three months ended Sept 30,		
	2003	2002	Change
Vehicle Production Volumes (*millions of units*)			
North America	**3.657**	3.840	- 5%
Europe	**3.648**	3.588	+ 2%
Average Dollar Content Per Vehicle			
North America	**$ 522**	$ 428	+ 22%
Europe	**$ 351**	$ 247	+ 42%
Sales			
North American Production	**$ 1,910**	$ 1,644	+ 16%
European Production and Assembly	**1,279**	887	+ 44%
Tooling, Engineering and Other	**377**	431	- 13%
Total Sales	**$ 3,566**	$ 2,962	+ 20%

Sales reached a record level in the third quarter of 2003, increasing by 20% compared to the third quarter of 2002.

North America

North American Production sales increased 16% or $266 million to $1.9 billion for the third quarter of 2003. This increase in production sales reflects a 22% increase in the Company's North American average dollar content per vehicle, which partially relates to the strengthening of the Canadian dollar against the U.S. dollar, offset in part by a 5% decline in North American vehicle production volumes from the third quarter of 2002.

In North America, the Company's average dollar content per vehicle grew by 22% or $94 to $522 for the third quarter of 2003 compared to $428 for the third quarter of 2002. The increase in content relates primarily to: the acquisition of Donnelly Corporation ["Donnelly"] on October 1, 2002; an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and increased content and/or production on several programs, related primarily to the launch of new programs during, or subsequent to, the third quarter of 2002, including the DaimlerChrysler CS (Pacifica) program, the BMW E85 (Z4) program, and the General Motors GMX357 (Saturn Ion) program, and higher content and/or production on several programs, including the General Motors GMT800 series (full size pick-up trucks and sport utilities) and Ford U204 (Escape) program. These increases in content were partially offset by the impact of lower volumes on certain high content programs, including the DaimlerChrysler RS (minivan) program and the Ford U152 (Explorer) program and continued customer price concessions.

Europe

European Production and Assembly sales increased 44% or $392 million to $1.3 billion for the third quarter of 2003, which reflects increases in the Company's European average dollar content per vehicle, which partially relates to the strengthening of the euro and British pound, each against the U.S. dollar, combined with a 2% increase in European vehicle production volumes over the third quarter of 2002.

In Europe, the Company's average dollar content per vehicle grew by 42% or $104 to $351 for the third quarter of 2003 compared to $247 for the third quarter of 2002. The increase in reported U.S. dollar sales due to the strengthening of the euro and the British pound, each against the U.S. dollar, contributed to the increase in European content per vehicle. Also increasing European content were additional sales arising from the acquisition of Donnelly on October 1, 2002, the launch of new programs during, or subsequent to, the third quarter of 2002, including the launch of the SAAB 9³ Convertible at Magna Steyr in July 2003 and of the Volkswagen VW756 (Touareg) and higher content and/or production on several programs, including the BMW R50 (MINI) program and the Mercedes E-Class program. These increases in content were partially offset by a decrease in sales on the DaimlerChrysler W463 (G-Class) program.

Tooling, Engineering and Other

Tooling, Engineering and Other sales were $377 million for the third quarter of 2003, representing a decrease of 13% or $54 million from the third quarter of 2002. The decrease is primarily the result of the completion of tooling in the third quarter of 2002 associated with business launching during or subsequent to the third quarter of 2002, offset in part by an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar.

Refer also to the sales discussion in "SEGMENTS" below.

Gross Margin

Gross margin as a percentage of sales for the third quarter of 2003 was 16.4%, unchanged from the third quarter of 2002. Gross margin as a percentage of sales was positively impacted by improved performance and productivity improvements at a number of divisions, improved results in facilities that have launched new business in the last twelve months and lower tooling, engineering and other sales which earn lower or no margins. Offsetting these increases was the negative impact of the strengthening of the euro and British pound, each against the U.S. dollar, since more of Magna's consolidated gross margin was earned in Europe in the third quarter of 2003 compared to the third quarter of 2002 and European operations operate at margins that are currently lower than the Magna average. Also negatively impacting gross margin were increased launch costs related to the significant amount of business launched during 2003, and customer price concessions.

Depreciation and Amortization

Depreciation and amortization costs increased 26% or $27 million to $131 million for the third quarter of 2003 compared to $104 million for the third quarter of 2002. The increase in depreciation and amortization in the third quarter of 2003 was primarily due to the acquisition of Donnelly in October 2002, and an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar, which added approximately $11 million of expense.

Selling, General and Administrative ("SG&A")

SG&A expenses as a percentage of sales increased to 6.8% for the third quarter of 2003 compared to 6.3% for the third quarter of 2002. SG&A expenses increased by 31% or $57 million to $244 million for the third quarter of 2003, up from $187 million for the third quarter of 2002. The increase in SG&A expenses for the third quarter of 2003 relates primarily to an $18 million increase in reported U.S. dollar SG&A due to the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar, approximately $12 million of SG&A expenses as a result of the acquisition of Donnelly, and higher infrastructure costs to support the increase in sales levels, including spending to support new programs.

Interest Income, Net

Interest income (net of interest expense of $5 million) was $3 million for the third quarter of 2003, compared to $5 million for the third quarter of 2002. The decrease in net interest income resulted from the decrease in general market interest rates and the reduction of Magna's net cash position.

Operating Income

Operating income was $216 million for the third quarter of 2003 compared to $206 million for the third quarter of 2002. The 5% increase in operating income is the result of higher gross margin generated by higher sales, partially offset by lower interest income and equity income and higher SG&A spending and depreciation and amortization expense in the third quarter of 2003.

Other Income (Loss)

As required by CICA 3475, the Company recognized a non-cash impairment loss at the date of the MID distribution equal to the excess of the Company's carrying value of the distributed assets over their fair values on the distribution date. The Company recorded an impairment loss of $6 million related to certain real estate properties of MID. The impairment evaluation was completed on an individual asset basis for the real estate properties of MID.

In July 2002, Tesma completed a public offering by issuing 2.85 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of Cdn$97 million. Magna recognized a gain of $13 million from its ownership dilution arising from the issue. Also in July 2002, Decoma issued 451,400 shares of its Class A Subordinate Voting Stock to satisfy its obligations under Decoma's Deferred Profit Sharing Plan. Magna recognized a gain of $2 million from its ownership dilution arising from the issue. The gains recognized were not subject to income taxes as the issues were completed on a primary basis by Tesma and Decoma, respectively.

Income Taxes

Magna's effective income tax rate on operating income (excluding equity income and other income (loss)) increased to 34.7% for the third quarter of 2003 from 33.5% in the third quarter of 2002. During the third quarter of 2002, the Company's effective income tax rate was reduced because of the realization of tax refunds on the distribution of earnings from certain German subsidiaries.

Minority Interest

	Net Income for the three months ended Sept 30,		Minority Interest as at Sept 30,	
	2003	2002	**2003**	2002
Tesma	**$ 16**	$ 15	**56%**	56%
Decoma	**$ 15**	$ 18	**26%**	31%
Intier	**$ 10**	$ 13	**12%**	11%

Minority interest expense decreased by $2 million to $14 million for the third quarter of 2003 compared to minority interest expense of $16 million for the third quarter of 2002. The decrease in minority interest expense is primarily due to lower earnings at Decoma and Intier, combined with a lower minority interest entitlement at Decoma, offset in part by higher earnings at Tesma and a higher minority interest entitlement at Intier.

Net income from discontinued operations – MEC

Net income from discontinued operations consists of the results of the Company's former controlling interest in MEC. As required by CICA 3475, the Company recognized a $68 million non-cash impairment loss at the date of the MID distribution equal to the excess of the Company's carrying value of its investment in MEC over the fair value of MID's controlling interest in MEC on the distribution date. Excluding the impairment loss, the net loss from discontinued operations for the third quarter of 2003 was $6 million, unchanged from the net loss from discontinued operations for the third quarter of 2002.

Net Income From Operations[3]

For the third quarter of 2003, net income from operations[3] was $122 million, representing a 4% increase over third quarter of 2002 net income from operations[3] of $117 million. The $5 million increase is the result of the $10 million increase in operating income and the $2 million decrease in minority interest expense, partially offset by increases in income taxes of $7 million. Including other income (loss), net income was $48 million for the third quarter of 2003 compared to $132 million for the third quarter of 2002.

Earnings per Share

	For the three months ended Sept 30,		
	2003	2002	Change
Earnings per Class A Subordinate Voting or Class B Share from continuing operations			
Basic	**$1.22**	$1.48	-18%
Diluted	**$1.21**	$1.47	-18%
Earnings per Class A Subordinate Voting or Class B Share			
Basic	**$0.45**	$1.41	-68%
Diluted	**$0.44**	$1.40	-69%
Average number of Class A Subordinate Voting and Class B Shares outstanding			
Basic	**95.9**	90.3	+ 6%
Diluted	**96.5**	90.7	+ 6%
Diluted earnings per Class A Subordinate Voting or Class B Share from operations[3]	**$1.22**	$1.24	- 2%

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[3] See footnote 3 on page 1

Diluted earnings per share from operations[4] for the third quarter of 2003 were $1.22, a decrease of $0.02 from the third quarter of 2002. The decrease is attributed to a 6% increase in the weighted average number of shares outstanding during the quarter substantially as a result of the Class A Subordinate Voting Shares issued to acquire Donnelly in October 2002, partially offset by a 4% increase in net income from operations[4].

SEGMENTS

Refer to note 27 of the Company's 2002 audited consolidated financial statements, which explains the basis of segmentation. The segments below do not include the results of the Company's discontinued operations.

	2003		2002	
	Total Sales	Operating Income	Total Sales	Operating Income
Public Operations				
Decoma International Inc.	$ 574	$ 26	$ 480	$ 31
Intier Automotive Inc.	1,069	18	932	24
Tesma International Inc.	255	22	226	20
Wholly Owned Operations				
Magna Steyr	659	11	528	(4)
Other Automotive Operations	1,041	92	816	69
Corporate and Other	(32)	47	(20)	66
	$ 3,566	$ 216	$ 2,962	$ 206

The sales amounts in the following segmented discussion are before intersegment eliminations.

Decoma International Inc.

Sales

Decoma's sales increased by $94 million or 20% to $574 million for the third quarter of 2003. The increase in sales reflects increases in Decoma's North American and European average dollar content per vehicle, and occurred despite a 5% reduction in North American vehicle volumes and only a modest increase in European vehicle production volumes. Decoma's sales also benefited from an increase in tooling, engineering and other sales, primarily related to the Ford U204 (Escape) refresh program in North America and the VW Group A5 (Golf) program in Europe.

In North America, the increase in Decoma's dollar content per vehicle was primarily attributable to an increase in Decoma's reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar and the acquisition of certain of Federal Mogul Corporation's original equipment automotive lighting operations in the second quarter of 2003.

In Europe, content growth was attributable to program launches at new facilities that started up in the latter part of 2002 and the first half of 2003, including the Volkswagen T5 (Transit Van) program and the DaimlerChrysler E-Class 4MATIC front end module program and to the increase in reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar.

Operating Income

Decoma's operating income decreased $5 million or 16% to $26 million for the third quarter of 2003. This decrease is largely attributable to losses incurred at certain European facilities, increased costs incurred to support future sales growth and investments in new facilities, costs incurred as a result of program changeovers, lower gross margins as a result of higher tooling sales and lower North American vehicle production volumes, an increase in Decoma's corporate operating loss due to foreign exchange losses on U.S. dollar denominated monetary items held in Canada and continued customer price concessions.

---

[4] See footnote 3 on page 1

Intier Automotive Inc.

Sales

Intier's sales increased by $137 million or 15% to $1,069 million for the third quarter of 2003. The increase in sales reflects increases in Intier's average dollar content per vehicle in both North America and Europe and occurred despite a 5% reduction in North American vehicle volumes, including lower vehicle volumes on certain of Intier's high content programs, and only a modest increase in European vehicle production volumes. Sales also benefited by a $12 million increase in tooling, engineering and other sales.

In North America, the increase in Intier's average dollar content per vehicle relates primarily to new product launches, including the complete seats, headliner and interior trim for the Ford V229 (Ford Freestar and Mercury Monterey) program, the complete interior, excluding seats, for the Cadillac SRX program, the seat mechanisms for the Honda Accord and Pilot, the door panels for the Chevrolet Malibu, and the complete seats for the DaimlerChrysler CS (Pacifica) program launched during the first quarter of 2003, and the complete seats and overhead system for the Saturn GMX 357 (Ion) program launched in the fourth quarter of 2002, and an increase in Intier's reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar, partially offset by increased customer price concessions.

In Europe, the increase in Intier's average dollar content per vehicle relates primarily to increases in Intier's reported U.S. dollar sales due primarily to the strengthening of the euro and British pound, each against the U.S. dollar and new products launched in the third quarter of 2003, including the instrument panel, console, door panels and other interior trim for the BMW 6 Series program, and new products launched in the first quarter of 2003 and the fourth quarter of 2002, including the instrument panel, console and door panels for the Jaguar XJ Series program, door panels for the Toyota 312N (Avensis) program and the cockpit module for the Nissan P1 (Micra) program.

Operating Income

Intier's operating income decreased $6 million or 25% to $18 million for the third quarter of 2003. This decrease was primarily a result of increased customer price concessions, higher than expected launch costs, higher costs associated with new facilities launching new products during the second half of 2003 and early in the first quarter of 2004, increased depreciation as a result of Intier's continuing investment in capital equipment to support new programs and facilities, increased affiliation fees and selling, general and administrative costs associated with the increase in sales and an increase in reported U.S. dollar operating losses at certain European operations due to the strengthening of the euro and the British pound, each against the U.S. dollar. These decreases were partially offset by higher gross margins generated by increased production sales from new program launches, lower net engineering costs, operating improvements at certain European operations, and an increase in reported U.S. dollar operating income at certain operations due to the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar.

Tesma International Inc.

Sales

Tesma's sales increased by $29 million or 13% to $255 million for the third quarter of 2003. The increase in sales reflects an increase in Tesma's average dollar content per vehicle in both North America and Europe, and occurred despite a 5% reduction in North American vehicle volumes and only a modest increase in European vehicle production volumes.

In North America, Tesma's content per vehicle increased largely due to the strengthening of the Canadian dollar against the U.S. dollar. Excluding the impact of foreign exchange, Tesma experienced growth in content per vehicle, fueled by new program launches and higher volumes on production ramp-ups of other recently-launched programs, including an integrated front cover module for the General Motors High Feature V6 engine, balance shaft assemblies for the General Motors Line 4 and Line 5 engine programs, camshaft phasers and housings for General Motors' premium V8 engine, and fuel filler tubes for DaimlerChrysler's JR car and HB truck programs. In addition, Tesma experienced higher volumes on various programs including: an oil pump assembly for Ford's 5R110 transmission; water pump assemblies supplied for the Honda Accord; various products and components supplied to General Motors for their high volume L850 and Gen III engine programs; certain tensioner and alternator decoupler programs for Ford,

General Motors, Honda and Volkswagen; and the General Motors one/two accumulator cover and stator shaft programs produced for the General Motors 4L60E transmission. These increases were partially offset by the continuing requirements for customer price concessions.

In Europe, content per vehicle was positively impacted by the translation effect of a strengthening euro against the U.S. dollar, the launch of a fuel filler pipe assembly for Ford's high volume C1 (Focus) program, higher volumes for stainless steel fuel tank assemblies for the Volkswagen PQ34 program (launched earlier this year) and similar fuel tank assemblies for Volvo's P2X and Audi's D3 programs (both launched during the third quarter of 2002), higher volumes on the rear-axle crossover component supplied to DaimlerChrysler and a stronger demand for service parts.

Operating Income

Tesma's operating income increased by $2 million or 10%, to $22 million for the third quarter of 2003. The increase in operating income is the result of a higher gross margin generated by increased sales and improved capacity utilization and production efficiencies at certain facilities. These increases were partially offset by continued customer price concessions, increased costs necessary to support the new business Tesma is launching, higher depreciation charges and selling, general and administrative expenses as Tesma continues to grow and invest for new business, and increased affiliation fees, all of which were significantly impacted by a strengthening of the Canadian dollar, and euro, each against the U.S. dollar.

Magna Steyr

Sales

Magna Steyr's sales increased by 25% or $131 million to $659 million for the third quarter of 2003. The increase in sales was due to an increase in reported U.S. dollar sales related to the strengthening of the euro against the U.S. dollar and an increase in assembly sales, partially offset by a decrease in the sales of the powertrain operations.

In Europe, during the third quarter of 2003, Magna Steyr assembled the Mercedes E-Class 4X2 and E-Class 4MATIC, the Mercedes G-Class, the Chrysler Voyager, the Chrysler Jeep Grand Cherokee, and the SAAB 9³ Convertible vehicles, whereas in the third quarter of 2002, Magna Steyr assembled the Mercedes E-Class 4X2 and E-Class 4MATIC, the Mercedes G-Class, the Chrysler Voyager, the Chrysler Jeep Grand Cherokee and the Mercedes M-Class vehicles. In the first quarter of 2003, Magna Steyr launched the new model of the E-Class 4X2 and in the third quarter of 2003 Magna Steyr launched the new 4MATIC version of the E-Class as well as the SAAB 9³ Convertible.

Magna Steyr's vehicle assembly volumes for the third quarter of 2003 and the third quarter of 2002 were as follows:

	For the three months ended Sept 30,		
Vehicle Assembly Volumes (Units)	**2003**	2002	Change
Full-Costed			
E-Class	**5,796**	5,928	- 2%
G-Class	**1,490**	2,157	- 31%
SAAB 9³ Convertible	**3,961**	–	n/a
	11,247	8,085	+39%
Value-Added			
Voyager	**8,769**	2,488	+252%
Jeep	**6,595**	5,555	+ 19%
M-Class	**–**	1,245	- 100%
	15,364	9,288	+ 65%
	26,611	17,373	+ 53%

The terms of Magna Steyr's various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, Magna Steyr is acting as principal, and purchased components and systems in assembled vehicles are included in its inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Contracts to assemble DaimlerChrysler E-Class and G-Class vehicles and SAAB 9³ Convertible vehicles are accounted for in this manner. Other contracts provide that third party components and systems are held on consignment by Magna Steyr, and the selling price to the OEM customer reflects a value-added assembly fee only. Contracts to assemble Voyager, Jeep and M-Class vehicles are accounted for in this manner.

Production levels of the various vehicles assembled by Magna Steyr have an impact on the level of its sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impact Magna Steyr's levels of sales and operating margin percentage, but may not necessarily affect its overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales and, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

Assembly and engineering sales, as reported in U.S. dollars, increased $145 million in the third quarter of 2003. The increase in assembly and engineering sales was primarily due to an increase in reported U.S. dollar sales related to the strengthening of the euro against the U.S. dollar. Excluding the effect of translation, assembly and engineering sales increased as a result of a 39% increase in the assembly volumes of full-cost vehicles in the third quarter of 2003 over the third quarter of 2002, including assembly of the SAAB 9³ Convertible which launched in the third quarter of 2003, combined with a 65% increase in assembly volumes on value-added vehicles in the third quarter of 2003 over the third quarter of 2002.

Sales at Magna Steyr's powertrain operations decreased by $14 million to $77 million for the third quarter of 2003. Excluding the effect of translation, powertrain sales decreased in both North America and Europe. The decrease in sales, relates primarily to lower volumes on one program in each of North America and Europe as compared to the prior quarter, and was partially offset by an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar.

Operating Income

Magna Steyr reported operating income of $11 million for the third quarter of 2003 compared to an operating loss of $4 million for the third quarter of 2002. The increase in operating income is a result of the launch of several new programs subsequent to the third quarter of 2002, including the SAAB 9³ Convertible assembly program and improved performance at Magna Steyr's powertrain and engineering facilities in Austria, partially offset by launch costs incurred with respect to the launch of the new Mercedes E-Class 4MATIC and S-Class, E-Class and C-Class programs.

Other Automotive Operations

Sales

Magna's Other Automotive Operations sales increased by 28% or $225 million to $1,041 million for the third quarter of 2003. The increase in sales is primarily the result of the acquisition of Donnelly, and an increase in reported U.S. dollar sales due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar. The increase in sales was partially offset by the decrease in North American vehicle production volumes and a $50 million decrease in tooling and other sales.

Operating Income

Magna's Other Automotive Operations operating income increased 33% or $23 million to $92 million for the third quarter of 2003. The increase in operating income is primarily the result of higher reported U.S. dollar gross margin due to the strengthening of the Canadian dollar against the U.S. dollar, the acquisition of Donnelly and the termination of the Ford Cal1 (Lincoln Blackwood) program in the third quarter of 2002, in which Magna generated losses. These increases were partially offset by launch costs, customer price concessions and higher reported U.S. dollar depreciation and amortization expense and selling, general and administration costs primarily due to the strengthening of the Canadian dollar against the U.S. dollar.

Corporate and Other

Corporate and Other operating income of $47 million for the third quarter of 2003 decreased 29% or $19 million from the third quarter of 2002. The decrease primarily relates to a $10 million reduction in intercompany interest, a $4 million decrease in foreign exchange gains as a result of some foreign exchange items recorded as income in the third quarter of 2002, and a $4 million reduction in equity income.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months ended Sept 30,		
	2003	2002	Change
Net income from continuing operations	$ 122	$ 138	
Items not involving current cash flows	188	126	
	310	264	
Changes in non-cash working capital	(391)	(145)	
Increase in deferred revenue	12	–	
Cash provided from (used in) operating activities	$ (69)	$ 119	$ (188)

Cash flow from operations before changes in non-cash working capital and deferred revenue increased by $46 million over the third quarter of 2002 to $310 million for the third quarter of 2003. Cash flow from operations increased primarily as a result of a $62 million increase in non-cash items, including a $27 million increase in depreciation and amortization, a $21 million decrease in other income, an $8 million increase in future taxes, an $8 million increase in equity income and other and a $2 million decrease in minority interest, offset in part by a $16 million decrease in net income from continuing operations.

Cash invested in non-cash working capital for the third quarter of 2003 amounted to $391 million, which was primarily attributable to a $234 million increase in accounts receivable, principally due to the delayed timing of cash receipts to the first week of the fourth quarter of 2003 and the launch of new products including the SAAB 9³ Convertible, and a $70 million decrease in accounts payable and accrued liabilities.

Overall, cash used in operating activities for the third quarter of 2003 was $69 million as compared to cash provided from operating activities of $119 million for the third quarter of 2002, a change of $188 million.

Capital and Investment Spending

	For the three months ended Sept 30,		
	2003	2002	Change
Fixed assets, investments and other additions	$ (236)	$ (294)	
Purchases of subsidiaries	(8)	–	
Proceeds from disposals	15	6	
Cash used in investing activities	$ (229)	$ (288)	$ 59

The Company invested $188 million in fixed assets and $53 million in other assets in the third quarter of 2003. The increase in other assets includes an additional $18 million of long-term tooling receivables primarily related to Mercedes tooling programs, a $13 million increase in other assets which includes planning costs for SAAB 9³ Convertible and BMW X3 at Magna Steyr, $10 million in other tooling, and capitalized engineering costs of $5 million.

For the third quarter of 2003, proceeds from disposals were $15 million, reflecting proceeds from normal course fixed and other asset disposals.

Financing

	For the three months ended Sept 30,		
	2003	2002	Change
Net issues of debt	**$ 119**	$ 16	
Repayments of debentures' interest obligations	**(1)**	(1)	
Preferred Securities distributions	**(7)**	(6)	
Issues of Class A Subordinate Voting Shares	**32**	–	
Issues of shares by subsidiaries	**1**	64	
Repurchase of Class A Subordinate Voting Shares	**–**	(2)	
Dividends paid to minority interests	**(4)**	(3)	
Dividends	**(51)**	(29)	
Cash provided from financing activities	**$ 89**	$ 39	$ 50

The increase in debt in the third quarter of 2003 is comprised primarily of increases in bank indebtedness at Decoma, Intier, Magna Steyr and Other Automotive Operations, offset in part by a reduction in bank indebtedness as a result of the MID distribution.

During the third quarter of 2003, the Company issued $32 million in Class A Subordinate Voting Shares on the exercise of stock options.

The issue of shares by subsidiaries in the third quarter of 2002 is comprised primarily of the July 2002 Tesma public offering of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of approximately $62 million.

Dividends in the third quarter of 2003 were $51 million, including $19 million with respect to the MID distribution, which represents the amount of cash in MID as at August 29, 2003. Dividends paid during the third quarter of 2003 were $0.34 per Class A Subordinate Voting or Class B Share, aggregating $32 million. These payments relate to dividends declared in respect of the three month period ended June 30, 2003. The increase in dividends paid for the third quarter of 2003 compared to the third quarter of 2002 is due to the increase in the aggregate number of Class A Subordinate Voting and Class B Shares outstanding arising from the issue of Class A Subordinate Voting Shares on the acquisition of Donnelly in the fourth quarter of 2002.

Financing Resources

During the third quarter of 2003, Magna's cash resources decreased by $220 million to approximately $1.1 billion. In addition to its cash resources, Magna had unused and available operating lines of credit of approximately $355 million and term lines of credit of approximately $511 million. Of such amounts, Magna's wholly owned operations had cash of $603 million and unused and available operating and term credit facilities of $197 million at September 30, 2003, while the Company's publicly traded operations had cash of $464 million and unused and available operating and term credit facilities of $669 million at September 30, 2003.

In addition to the above unused and available financing resources, the Company sponsors a tooling finance program for tooling suppliers to finance tooling under construction for the Company. The maximum facility amount is Cdn$100 million. As at September 30, 2003, Cdn$70 million had been advanced to tooling suppliers under this facility. This amount is included in accounts payable on the Company's consolidated balance sheet.

Off-Balance Sheet Financing

The Company's off-balance sheet financing arrangements are limited to operating lease contracts. Refer to the Company's MD&A included in Magna's 2002 Annual Report.

Long-term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $94 million since the Company has a legal right of set-off of its long-term receivable against such borrowings and intends to settle the related amounts simultaneously.

COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be contingently liable for litigation and other claims. Refer to note 26 of the Company's 2002 audited consolidated financial statements, which describe these claims.

FORWARD-LOOKING STATEMENTS

The contents of this Quarterly Report (including the MD&A) contain statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include financial and other projections, as well as statements regarding Magna's future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by Magna in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors Magna believes are appropriate in the circumstances. However, whether actual results and developments will conform with Magna's expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; price reduction pressures; pressure to absorb certain fixed costs; increased warranty, recall and product liability risk; the impact of financially distressed sub-suppliers; dependence on outsourcing by automobile manufacturers; rapid technological and regulatory change; increased crude oil and energy prices; dependence on certain vehicle product lines; fluctuations in relative currency values; unionization activity; threat of work stoppages; the competitive nature of the auto parts supply market; program cancellations, delays in launching new programs and delays in constructing new facilities; completion and integration of acquisitions; disruptions caused by terrorism or war; changes in governmental regulations; the impact of environmental regulations; and other factors set out in Magna's Annual Information Form filed with the Canadian Securities Commissions and annual report on Form 40-F filed with the Securities and Exchange Commission, in each case for its fiscal year ended December 31, 2002, as renewed from time to time. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Magna expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this Quarterly Report (including the MD&A) to reflect subsequent information, events or circumstances or otherwise.

Magna International Inc.
Consolidated Statements of Income and Retained Earnings

[Unaudited]
[United States dollars in millions, except per share figures]

	Note	Three months ended September 30, 2003	2002	Nine months ended September 30, 2003	2002
			[restated note 2]		*[restated note 2]*
Sales		$ 3,566	$ 2,962	$ 10,722	$ 8,979
Cost of goods sold		2,981	2,476	8,865	7,407
Depreciation and amortization		131	104	369	306
Selling, general and administrative		244	187	726	559
Interest income, net		(3)	(5)	(10)	(5)
Equity income		(3)	(6)	(10)	(17)
Operating income		216	206	782	729
Other income (loss)	2, 4	(6)	15	(6)	15
Income from continuing operations before income taxes and minority interest		210	221	776	744
Income taxes		74	67	266	243
Minority interest		14	16	59	55
Net income from continuing operations		122	138	451	446
Net loss from discontinued operations – MEC	3	(74)	(6)	(67)	(2)
Net income		$ 48	$ 132	$ 384	$ 444
Financing charges on Preferred Securities and other paid-in capital		$ (5)	$ (5)	$ (15)	$ (21)
Foreign exchange loss on the redemption of the 4.875% Convertible Subordinated Debentures	7	–	–	–	(11)
Net income available to Class A Subordinate Voting and Class B Shareholders		43	127	369	412
Retained earnings, beginning of period		2,832	2,403	2,570	2,217
Dividends on Class A Subordinate Voting and Class B Shares		(32)	(31)	(96)	(88)
Distribution of MID shares	2	(552)	–	(552)	–
Adjustment for change in accounting policy related to goodwill	5	–	–	–	(42)
Repurchase of Class A Subordinate Voting Shares	8	–	(1)	–	(1)
Retained earnings, end of period		$ 2,291	$ 2,498	$ 2,291	$ 2,498
Earnings per Class A Subordinate Voting or Class B Share from continuing operations:					
Basic		$ 1.22	$ 1.48	$ 4.56	$ 4.79
Diluted		$ 1.21	$ 1.46	$ 4.54	$ 4.76
Earnings per Class A Subordinate Voting or Class B Share:					
Basic		$ 0.45	$ 1.41	$ 3.86	$ 4.77
Diluted		$ 0.44	$ 1.40	$ 3.84	$ 4.74
Cash dividends paid per Class A Subordinate Voting or Class B Share		$ 0.34	$ 0.34	$ 1.02	$ 1.02
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period [in millions]:					
Basic		95.9	90.3	95.7	86.4
Diluted		96.5	90.7	96.1	90.7

See accompanying notes

Magna International Inc.
Consolidated Statements of Cash Flows
[Unaudited]
[United States dollars in millions]

	Note	Three months ended September 30,		Nine months ended September 30,	
		2003	2002	**2003**	2002
			[restated note 2]		*[restated note 2]*
Cash provided from (used for):					
OPERATING ACTIVITIES					
Net income from continuing operations		$ **122**	$ 138	$ **451**	$ 446
Items not involving current cash flows		**188**	126	**510**	380
		310	264	**961**	826
Changes in non-cash working capital		**(391)**	(145)	**(620)**	18
Increase in deferred revenue		**12**	–	**14**	69
		(69)	119	**355**	913
INVESTMENT ACTIVITIES					
Fixed asset additions		**(188)**	(280)	**(499)**	(521)
Purchase of subsidiaries		**(8)**	–	**(8)**	(3)
Decrease (increase) in investments		**5**	1	**9**	(2)
Increase in other assets		**(53)**	(15)	**(117)**	(73)
Proceeds from disposition of investments and other		**15**	6	**25**	15
		(229)	(288)	**(590)**	(584)
FINANCING ACTIVITIES					
Net issues (repayments) of debt		**119**	16	**111**	(78)
Issues of subordinated debentures by subsidiaries	6	**–**	–	**66**	–
Repayments of debentures' interest obligations		**(1)**	(1)	**(4)**	(13)
Preferred Securities distributions		**(7)**	(6)	**(20)**	(18)
Issues of Class A Subordinate Voting Shares		**32**	–	**38**	19
Issues of shares by subsidiaries		**1**	64	**13**	66
Repurchase of Class A Subordinate Voting Shares		**–**	(2)	**–**	(2)
Dividends paid to minority interests		**(4)**	(3)	**(11)**	(9)
Dividends	2	**(51)**	(29)	**(115)**	(86)
		89	39	**78**	(121)
Effect of exchange rate changes on cash and cash equivalents		**(11)**	(29)	**103**	–
Net increase (decrease) in cash and cash equivalents during the period		**(220)**	(159)	**(54)**	208
Cash and cash equivalents, beginning of period		**1,287**	1,199	**1,121**	832
Cash and cash equivalents, end of period		$ **1,067**	$ 1,040	$ **1,067**	$ 1,040

See accompanying notes

Magna International Inc.
Consolidated Balance Sheets

[Unaudited]
[United States dollars in millions]

	Note	September 30, 2003	December 31, 2002
			[restated note 2]
ASSETS			
Current assets			
Cash and cash equivalents		$ **1,067**	$ 1,121
Accounts receivable		**2,784**	2,094
Inventories		**1,099**	916
Prepaid expenses and other		**124**	78
Discontinued operations – MEC	3	**–**	160
		5,074	4,369
Investments		**130**	114
Fixed assets, net		**2,984**	3,663
Goodwill, net	5	**489**	466
Future tax assets		**162**	164
Other assets		**312**	270
Discontinued operations – MEC	3	**–**	1,096
		$ **9,151**	$ 10,142
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Bank indebtedness		$ **319**	$ 223
Accounts payable		**2,241**	1,954
Accrued salaries and wages		**372**	304
Other accrued liabilities		**210**	180
Income taxes payable		**3**	67
Long-term debt due within one year		**34**	36
Discontinued operations – MEC	3	**–**	172
		3,179	2,936
Deferred revenue		**78**	86
Long-term debt		**247**	248
Debentures' interest obligation		**41**	39
Other long-term liabilities		**212**	186
Future tax liabilities		**190**	159
Minority interest	6	**586**	410
Discontinued operations – MEC	3	**–**	657
		4,533	4,721
Shareholders' equity			
Capital stock	8		
Class A Subordinate Voting Shares			
[issued: 95,229,304; December 31, 2002 – 94,477,224]		**1,586**	2,487
Class B Shares			
[convertible into Class A Subordinate Voting Shares]			
[issued: 1,096,509]		**–**	1
Preferred Securities		**277**	277
Other paid-in capital		**67**	64
Retained earnings		**2,291**	2,570
Currency translation adjustment		**397**	22
		4,618	5,421
		$ **9,151**	$ 10,142

See accompanying notes

Magna International Inc.
Notes to Interim Consolidated Financial Statements
[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.   Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the 2002 annual consolidated financial statements.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2002 annual consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2003 and the results of operations and cash flows for the three-month and nine-month periods ended September 30, 2003 and 2002.

2.   Distribution of MID Shares

[a]   On August 19, 2003, Magna shareholders approved the distribution to shareholders of 100% of the outstanding shares of MI Developments Inc. ["MID"], a wholly owned subsidiary of the Company. MID owns substantially all of Magna's automotive real estate and the Company's former controlling interest in Magna Entertainment Corp. ["MEC"]. On September 2, 2003, the Company distributed 100% of MID's Class A Subordinate Voting and Class B Shares to shareholders of record as of the close of business on August 29, 2003 and, accordingly, no longer has any ownership interest in MID and MEC.

As required by recent amendments to The Canadian Institute of Chartered Accountants ["CICA"] Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations" ["CICA 3475"], the Company recognized a non-cash impairment loss at the date of the distribution equal to the excess of the Company's carrying value of the distributed assets over their fair values on the distribution date. The Company recorded impairment losses of $68 million related to MEC and $6 million related to certain real estate properties of MID. The impairment evaluation was completed on an individual asset basis for the real estate properties of MID and based on an assessment of the fair value of MID's controlling interest in MEC.

Immediately prior to the distribution of the MID shares, the Company increased the stated capital of its Class B Shares by way of a transfer from retained earnings of $10 million. On August 29, 2003, the Company recorded the distribution of the MID shares as a reduction of shareholders' equity of $1,492 million, representing Magna's net investment in MID, after the impairment charges described above, plus costs related to the distribution. The distribution was structured as a return of stated capital of the Class A Subordinate Voting and Class B Shares of $939 million and $1 million, respectively. The remaining reduction in shareholders' equity has been recorded as a charge to retained earnings of $552 million.

In accordance with CICA 3475, the financial results of MEC have been disclosed as discontinued operations until August 29, 2003 [note 3]. However, because Magna and its operating subsidiaries will continue to occupy their facilities under long-term leases with MID, the operations of the real estate business of MID cannot be reflected as discontinued operations. Therefore, the results of the real estate business are disclosed in continuing operations in the consolidated financial statements until August 29, 2003.

[b] Pro forma impact

If the distribution of the Class A Subordinate Voting and Class B Shares of MID had occurred on December 31, 2001, the Company's unaudited pro forma consolidated financial results would have been as follows:

Statements of income

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	**2003**	2002
Sales	**$ 3,565**	$ 2,962	**$ 10,721**	$ 8,979
Cost of goods sold	**2,997**	2,494	**8,927**	7,456
Depreciation and amortization	**125**	97	**350**	290
Selling, general and administrative	**245**	187	**727**	559
Interest income, net	**(3)**	(5)	**(10)**	(5)
Equity income	**(3)**	(6)	**(10)**	(17)
Operating income	**204**	195	**737**	696
Other income	**–**	15	**–**	15
Income before income taxes and minority interest	**204**	210	**737**	711
Income taxes	**72**	63	**256**	235
Minority interest	**14**	16	**59**	55
Net income	**$ 118**	$ 131	**$ 422**	$ 421
Diluted earnings per Class A Subordinate Voting or Class B Share	**$ 1.17**	$ 1.39	**$ 4.24**	$ 4.43

The pro forma income statements eliminate the results of MEC, which have been reported as discontinued operations, and the revenues and expenses of the real estate business of MID prior to August 29, 2003. The pro forma income statements also include adjustments, net of income taxes, to eliminate intercompany interest expense on advances from the Company to MID, to reflect the impact of amending certain leases effective January 1, 2003 and to reflect the impact of the MID distribution on the Company's deferred profit sharing expense and executive compensation.

[c] Cash distribution

Dividends include $19 million with respect to the MID distribution, which represents the amount of cash held by MID on August 29, 2003.

3. Discontinued Operations – MEC

The Company's revenues and expenses, cash flows, and assets, liabilities and equity related to MEC are as follows:

Statements of income:

	Two months ended August 29, 2003	Three months ended Sept 30, 2002	**Eight months ended August 29, 2003**	Nine months ended Sept 30, 2002
Sales	$ 67	$ 65	$ 525	$ 442
Costs and expenses	84	82	520	425
Operating income (loss)	(17)	(17)	5	17
Impairment loss recorded on distribution [note 2]	(68)	–	(68)	–
Dilution loss [a]	–	–	–	(11)
Income (loss) before income taxes and minority interest	(85)	(17)	(63)	6
Income taxes	(7)	(7)	3	7
Minority interest	(4)	(4)	1	1
Net loss	$ (74)	$ (6)	$ (67)	$ (2)

[a] In April 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142 million. The Company recognized a loss of $11 million from its ownership dilution arising from the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

Statements of cash flows:

	Two months ended August 29, 2003	Three months ended Sept 30, 2002	**Eight months ended August 29, 2003**	Nine months ended Sept 30, 2002
Cash provided from (used for):				
OPERATING ACTIVITIES				
Net loss	$ (74)	$ (6)	$ (67)	$ (2)
Items not involving current cash flows	70	(1)	92	26
	(4)	(7)	25	24
Changes in non-cash working capital	–	(4)	(7)	(17)
	(4)	(11)	18	7
INVESTMENT ACTIVITIES				
Fixed asset additions	(17)	(39)	(45)	(72)
Increase in other assets	(4)	(10)	(16)	(13)
Proceeds from disposition of investments and other	1	2	2	9
	(20)	(47)	(59)	(76)
FINANCING ACTIVITIES				
Net repayments of debt	(3)	(1)	(46)	(10)
Issues of subordinated debentures by subsidiaries	–	–	145	–
Issues of shares by subsidiaries	–	–	–	142
	(3)	(1)	99	132
Effect of exchange rate changes on cash and cash equivalents	(3)	–	3	4
Net increase (decrease) in cash and cash equivalents during the period	(30)	(59)	61	67
Cash and cash equivalents, beginning of period	197	184	106	58
Cash and cash equivalents, end of period	$ 167	$ 125	$ 167	$ 125

Balance sheet:

	December 31, 2002
ASSETS	
Current assets	
Cash and cash equivalents	$ 106
Accounts receivable	46
Inventories	2
Prepaid expenses and other	6
	160
Fixed assets, net	752
Future tax assets	12
Other assets	332
	$ 1,256
LIABILITIES AND MAGNA'S NET INVESTMENT	
Current liabilities	
Bank indebtedness	$ 49
Accounts payable and other accrued liabilities	108
Long-term debt due within one year	15
	172
Deferred revenue	6
Long-term debt	118
Debentures' interest obligation	67
Future tax liabilities	166
Minority interest	300
	829
Magna's net investment in MEC	427
	$ 1,256

4. Other Income (Loss)

Other income for 2003 includes $6 million of impairment losses related to certain real estate properties of MID [note 2].

In July 2002, Tesma International Inc. ["Tesma"] completed a public offering by issuing 2.85 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of Cdn$97 million. Magna recognized a gain of $13 million from its ownership dilution arising from the issue.

In July 2002, Decoma International Inc. ["Decoma"] issued 451,400 shares of its Class A Subordinate Voting Stock to satisfy its obligations under Decoma's Deferred Profit Sharing Plan. Magna recognized a gain of $2 million from its ownership dilution arising from the issue.

The gains recognized were not subject to income taxes as the issues were completed on a primary basis by Tesma and Decoma, respectively.

5. Goodwill and Other Intangible Assets

In 2002, the Company adopted the new accounting recommendations of the CICA for goodwill and other intangible assets. Upon initial adoption of these recommendations, the Company recorded a goodwill writedown of $51 million, of which $15 million related to Decoma's U.K. reporting unit and $36 million related to Intier Automotive Inc.'s ["Intier"] Interiors Europe, Closures Europe and Interiors North America reporting units. Of the total goodwill writedown of $51 million, $42 million was charged against January 1, 2002 opening retained earnings, representing Magna's ownership interest in the writedowns of Decoma and Intier. The balance of the goodwill writedown of $9 million was reflected as a reduction in January 1, 2002 opening minority interest.

6. Debentures Issued by Subsidiaries

On March 27, 2003, Decoma issued Cdn$100 million of 6.5% convertible unsecured subordinated debentures maturing March 31, 2010. The subordinated debentures are convertible at any time into Decoma Class A Subordinate Voting Shares at a fixed conversion price of Cdn$13.25 per share. All or part of the subordinated debentures are redeemable at Decoma's option between March 31, 2007 and March 31, 2008 if the weighted average trading price of Decoma's Class A Subordinate Voting Shares is not less than Cdn$16.5625 for the 20 consecutive trading days ending five trading days preceding the date on which notice of redemption is given. Subsequent to March 31, 2008, all or part of the subordinated debentures are redeemable at Decoma's option at any time. On redemption or maturity, Decoma will have the option of retiring the Debentures with Decoma Class A Subordinate Voting Shares and in addition, Decoma may elect from time to time to issue and deliver freely tradable Class A Subordinate Voting Shares to a trustee in order to raise funds to satisfy the obligation to pay interest on the Debentures.

The present value of the principal and interest of the Decoma subordinated debentures and the value ascribed to the holders' conversion option are included in Decoma's equity. Accordingly, such amounts are classified as minority interest in the Company's consolidated balance sheet.

7. Redemption of the 4.875% Convertible Subordinated Debentures

In May 2002, the Company called for the redemption of the 4.875% Convertible Subordinated Debentures effective June 6, 2002. Prior to June 6, 2002, an aggregate $29 million principal amount of such debentures was converted into 389,719 Class A Subordinate Voting Shares. The $451 million principal amount that remained outstanding was redeemed by issuing 6,155,863 Class A Subordinate Voting Shares.

On redemption, the Company incurred a foreign exchange loss of $11 million related to the equity component of the 4.875% Convertible Subordinated Debentures. Accordingly, such amount was recorded as a charge to retained earnings. In accordance with the recommendations of the CICA, the foreign exchange loss of $11 million has been recorded as a charge to income available to Class A Subordinate Voting or Class B Shareholders and reflected in the calculation of basic and diluted earnings per share.

8. Capital Stock

[a]   On August 6, 2003, the Company announced that the Toronto Stock Exchange ["TSX"] and the New York Stock Exchange ["NYSE"] accepted notices of the Company's intention to purchase for cancellation and/or for purposes of its long-term retention (restricted share) program up to 3 million of its Class A Subordinate Voting Shares, representing less than 5% of the Company's issued and outstanding Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. The Company's bid, which is subject to a maximum aggregate expenditure of $200 million, commenced on August 12, 2003, following the expiry of its prior bid on August 11, 2003, and will expire no later than August 11, 2004.

During the three months ended September 30, 2003, a subsidiary of the Company purchased 75,356 Magna Class A Subordinate Voting Shares for cash consideration of $5 million, which were then awarded on a restricted basis to three executives. During the three months ended September 30, 2002, the Company repurchased for cancellation 33,900 Class A Subordinate Voting Shares for aggregate cash consideration of approximately $2 million. In accordance with the recommendations of the CICA, the excess of the cash paid over the book value of the Class A Subordinate Voting Shares repurchased of $1 million was charged to retained earnings.

[b]   As a result of the MID distribution, the stated capital of the Class A Subordinate Voting and Class B Shares was reduced by $939 million and $1 million, respectively [note 2].

[c] The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all dilutive instruments outstanding at September 30, 2003 were exercised:

Class A Subordinate Voting and Class B Shares outstanding at September 30, 2003	96.3
Stock options	2.9
	99.2

The above amounts exclude Class A Subordinate Voting Shares issuable, at the Company's option, to settle the 7.08% subordinated debentures and Preferred Securities on redemption or maturity.

9. Stock Based Compensation

[a] The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million]:

	Options outstanding		
	Number of options	Weighted average exercise price	Number of options exercisable
Outstanding at December 31, 2002	3,377,875	Cdn$ 89.19	1,958,375
Granted	320,000	Cdn$ 93.19	64,000
Exercised	(36,850)	Cdn$ 66.55	(36,850)
Outstanding at March 31, 2003	3,661,025	Cdn$ 89.77	1,985,525
Granted	40,000	Cdn$ 93.17	8,000
Exercised	(64,150)	Cdn$ 68.46	(64,150)
Cancelled	(115,000)	Cdn$104.08	(41,000)
Outstanding at June 30, 2003	3,521,875	Cdn$ 89.73	1,888,375
Exercised	(621,025)	Cdn$ 73.63	(621,025)
Vested	–	–	25,000
Option repricing related to MID distribution [b]	–	(Cdn$ 11.98)	–
Outstanding at September 30, 2003	**2,900,850**	**Cdn$ 80.74**	**1,292,350**

[b] As a result of the dilutive impact of the MID distribution [note 2], all issued but unexercised options for Magna Class A Subordinate Voting Shares were adjusted down by Cdn$11.98 in accordance with the adjustment mechanism prescribed by the TSX. The adjustment mechanism is intended to ensure that the difference between the fair market value of a Class A Subordinate Voting Share and the exercise price of the stock options after the MID distribution is not greater than the difference between the fair market value of a Class A Subordinate Voting Share and the exercise price of the stock options immediately before the MID distribution.

[c] The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870 "Stock-Based Compensation and Other Stock-Based Payments", the Company is required to disclose compensation expense for fixed price stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	5%
Expected dividend yield	1.45%
Expected volatility	24%
Expected time until exercise	4 years

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three months and nine months ended September 30, 2003 and 2002 would have been as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2003	2002	2003	2002
Pro forma net income	$ 46	$ 434	$ 378	$ 131
Pro forma earnings per Class A Subordinate Voting or Class B Share				
Basic	$ 0.43	$ 4.65	$ 3.79	$ 1.40
Diluted	$ 0.42	$ 4.63	$ 3.78	$ 1.39

The weighted average fair value of options granted during the first nine months of 2003 was Cdn$21.17 [2002 – Cdn$25.08].

[c] The Company has awarded to three executives an entitlement to Class A Subordinate Voting Shares of the Company and its public subsidiaries in the form of restricted stock. Such shares become available to the executives, subject to acceleration on death and disability, on December 31, 2006, provided certain conditions are met and are to be released in equal amounts over a ten-year period commencing January 1, 2007, subject to forfeiture under certain circumstances. The fair value of the restricted stock grant is amortized to compensation expense from the effective date of the grant to the final vesting date. At September 30, 2003, unamortized compensation expense related to the restricted stock arrangements was $17 million.

10. Segmented Information

	Three months ended September 30, 2003			Three months ended September 30, 2002		
	Total sales	Operating income	Fixed assets, net	Total sales	Operating income	Fixed assets, net
Public Operations						
Decoma International Inc.	$ 574	$ 26	$ 631	$ 480	$ 31	$ 493
Intier Automotive Inc.	1,069	18	504	932	24	444
Tesma International Inc.	255	22	288	226	20	273
Wholly Owned Operations						
Magna Steyr	659	11	485	528	(4)	509
Other Automotive Operations	1,041	92	1,002	816	69	820
Corporate and other	(32)	47	74	(20)	66	765
Total reportable segments	$3,566	$ 216	2,984	$2,962	$ 206	3,304
Current assets			5,074			4,350
Investments, goodwill and other assets			1,093			568
Discontinued operations long-term assets			–			824
Consolidated total assets			$9,151			$9,046

	Nine months ended September 30, 2003			Nine months ended September 30, 2002		
	Total sales	Operating income	Fixed assets, net	Total sales	Operating income	Fixed assets, net
Public Operations						
Decoma International Inc.	**$ 1,763**	**$ 126**	**$ 631**	$1,583	$ 131	$ 493
Intier Automotive Inc.	**3,233**	**85**	**504**	2,807	98	444
Tesma International Inc.	**803**	**78**	**288**	678	67	273
Wholly Owned Operations						
Magna Steyr	**1,703**	**23**	**485**	1,471	11	509
Other Automotive Operations	**3,327**	**321**	**1,002**	2,513	266	820
Corporate and other	**(107)**	**149**	**74**	(73)	156	765
Total reportable segments	**$10,722**	**$ 782**	**2,984**	$8,979	$ 729	3,304
Current assets			**5,074**			4,350
Investments, goodwill and other assets			**1,093**			568
Discontinued operations long-term assets			**–**			824
Consolidated total assets			**$ 9,151**			$9,046

Substantially all of MID's automotive real estate assets that were distributed to shareholders on August 29, 2003 [note 2] were previously included in the Corporate and other segment.

11. Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.

Shareholder Information

OFFICE LOCATIONS FOR MAGNA AND ITS MAJOR SUBSIDIARIES AND GROUPS

Corporate Offices

Magna International Inc.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Telephone: (905) 726-2462
www.magna.com

Magna International of America, Inc.
600 Wilshire Drive
Troy, Michigan, USA 48084
Telephone: (248) 729-2400

Magna International Europe
Magna-Strasse 1
A-2522 Oberwaltersdorf, Austria
Telephone: 011-43-2253-600-0

Group Offices

Intier Automotive Inc.
521 Newpark Boulevard
Newmarket, Ontario, Canada L3Y 4X7
Telephone: (905) 898-5200
www.intier.com

Closure Systems
521 Newpark Boulevard
Newmarket, Ontario, Canada L3Y 4X7
Telephone: (905) 898-2665

Interior Systems

United States
39600 Lewis Drive,
Novi, Michigan, USA 48377
Telephone: (248) 567-4000

Europe
Ostring 19
D-63762 Grossostheim, Ringheim
Germany
Telephone: 011-49-6026-992-0

Bircholt Road,
Parkwood Industrial Trading Estate
Maidstone, Kent, England
ME15 9XT
Telephone: 011-44-162-268-6311

Magna Steyr
Liebenauer Hauptstrasse 317
A-8041 Graz, Austria
Telephone: 011-43-316-404-0
www.magnasteyr.com

North America
2960 Bond Street
Rochester Hills, Michigan, USA 48309
Telephone: (248) 293-0200

Decoma International Inc.
50 Casmir Court
Concord, Ontario, Canada L4K 4J5
Telephone: (905) 669-2888
www.decoma.com

Europe
Im Ghai 36
D-73776 Altbach, Germany
Telephone: 011-49-7153-65-0

United States
600 Wilshire Drive
Troy, Michigan, USA 48084-1625
Telephone: (248) 729-2500

Cosma International
2550 Steeles Avenue East
Brampton, Ontario, Canada L6T 5R3
Telephone: (905) 799-7600

Europe
Amsterdamer Strasse 230
D-50735 Köln, Germany
Telephone: 011-49-221-976-5230

United States
1807 East Maple Road
Troy, Michigan, USA 48083
Telephone: (248) 524-5300

Tesma International Inc.
1000 Tesma Way
Concord, Ontario, Canada L4K 5R8
Telephone: (905) 417-2100
www.tesma.com

Europe
Tesma Allee 1,
A-8261 Sinabelkirchen, Austria
Telephone: 011-43-3118-2055-140

United States
23300 Haggerty Road, Suite 200
Farmington Hills, Michigan, USA 48335
Telephone: (248) 888-5550

Magna Donnelly
49 West Third Street
Holland, Michigan, USA 49423
Telephone: (616) 786-7000
www.magnadon.com

Europe
Industriestrasse 3,
D-97959 Assamstadt, Germany
Telephone: 011-49-6294-909-0

Exchange Listings

Class A Subordinate Voting Shares		
	– The Toronto Stock Exchange	**(MG.A)**
	– The New York Stock Exchange	**(MGA)**
Class B Shares	– The Toronto Stock Exchange	**(MG.B)**

8.65% Series A Preferred Securities – The Toronto Stock Exchange **(MG.PR.A)**
8.875% Series B Preferred Securities – The New York Stock Exchange **(MGAPRB)**

Transfer Agents and Registrars

Canada – Class A Subordinate Voting and Class B Shares
Computershare Trust Company of Canada
(formerly Montreal Trust Company of Canada)
100 University Avenue
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-800-564-6253

United States – Class A Subordinate Voting Shares
Computershare Trust Company, Inc.
350 Indiana Street
Golden, Colorado, USA 80401
Telephone: (303) 262-0600
www.computershare.com

2002 Annual Report

Copies of the 2002 Annual Report may be obtained from:
The Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1 or www.magna.com
Copies of financial data and other publicly filed documents are available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at: www.sedar.com and on the Securities and Exchange Commissions Electronic Data Gathering, Analysis, and Retrieval System (EDGAR) which can be accessed at www.sec.gov



Magna International Inc.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Telephone: (905) 726-2462

www.magna.com

Printed in Canada